UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76805 / December 31, 2015

Admin. Proc. File No. 3-16885

In the Matter of

OSK CAPITAL I CORP.,
OSK CAPITAL III CORP.,
POWERNOMICS ENTERPRISE CORP., and
REDIRECT, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by OSK Capital I Corp., OSK Capital III Corp.,
PowerNomics Enterprise Corp., or ReDirect, Inc., and the Commission has not chosen to review
the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to OSK Capital I Corp., OSK Capital III Corp.,
PowerNomics Enterprise Corp., and ReDirect, Inc.[2] The order contained in that decision is

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[1]   17 C.F.R. § 201.360(d).

[2]   *OSK Capital I Corp., OSK Capital III Corp., PowerNomics Enter. Corp., and ReDirect,
Inc.,* Initial Decision Release No. 916 (Nov. 16, 2015), 112 SEC Docket 16, 2015 WL 7252721.
The Central Index Key numbers are: 1092391 for OSK Capital I Corp.; 1107565 for OSK
Capital III Corp.; 1116684 for PowerNomics Enterprise Corp.; and 1466551 for ReDirect, Inc.

hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of OSK Capital I Corp., OSK Capital III Corp., PowerNomics Enterprise Corp., and ReDirect, Inc., are revoked.

        For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 916
ADMINISTRATIVE PROCEEDING
File No. 3-16885

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of OSK CAPITAL I CORP., OSK CAPITAL III CORP., POWERNOMICS ENTERPRISE CORP., and REDIRECT, INC.	INITIAL DECISION OF DEFAULT November 16, 2015

APPEARANCE: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of Respondents' registered securities due to their failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

The Commission instituted this proceeding on October 7, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Order Instituting Proceedings (OIP) alleges that Respondents each have a class of securities registered with the Commission and are delinquent in their periodic filings. Respondents were served with the OIP, and Answers were due October 23. *OSK Capital I Corp.*, Admin. Proc. Rulings Release No. 3255, 2015 SEC LEXIS 4381 (Oct. 26, 2015). On October 26, I ordered Respondents to show cause by November 4 why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. *Id.* Also, I warned Respondents that if they failed to respond to the show cause order, they would be deemed in default, the proceeding would be determined against them, and the registrations of their securities would be revoked. *Id.* To date, Respondents have not filed Answers or responded to the show cause order.

FINDINGS OF FACT

Respondents are in default for failing to file Answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Accordingly, as authorized by Rule of Practice

155(a), I deem the OIP's allegations to be true. I take official notice of Respondents' public filings with the Commission in its EDGAR database. *See* 17 C.F.R. § 201.323.

OSK Capital I Corp., CIK No. 1092391, is a permanently revoked Nevada corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended February 29, 2000, which reported a net loss of $63,978 from the company's February 25, 1999, inception to February 29, 2000.

OSK Capital III Corp., CIK No. 1107565, is a Nevada corporation located in Atlanta, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $1,175 for the prior nine months.

PowerNomics Enterprise Corp., CIK No. 1116684, is a void Delaware corporation located in Chalfont, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2001, which reported a net loss of $95,426 for the prior three months.

PowerNomics also filed a Form SB-2 registration statement in June 2000, seeking to register a public offering under the Securities Act of 1933.[1] It filed a post-effective amendment to that statement on August 1, 2001, stating that this registration statement was declared effective by the Commission on February 3, 2001, but that its offering closed in July 2001 without the minimum offering being raised. It purported to amend its registration statement to delay the effective date, and the filing's description in EDGAR purports to be a "registration withdrawal." Whatever the purpose of the company's August 2001 filing, it had no impact on the company's Section 12(g) registration, as it did not file the required Form 15 to terminate its Section 12(g) registration. *See* 17 C.F.R. § 240.12g-4.

ReDirect, Inc., CIK No. 1466551, is a forfeited Delaware corporation located in Philadelphia, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement on July 14, 2009, which reported a net loss of $20,640 for the year ended December 31, 2008.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance

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[1] Form SB-2 was a registration statement for small business issuers under then Regulation S-B of the Securities Act. The regulation has since been eliminated and the forms associated with it are no longer in use. *See* Smaller Reporting Company Regulatory Relief and Simplification, Securities Act Release No. 8876, 73 Fed. Reg. 934 (Jan. 4, 2008).

requesting compliance with their periodic filing obligations, or through their failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). They are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondents have not answered the

OIP or otherwise defended the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of OSK Capital I Corp., OSK Capital III Corp., PowerNomics Enterprise Corp., and ReDirect, Inc., are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Pursuant to Rule of Practice 155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge